QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2000
Or
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from to

Commission file number 0-11129

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIKEVILLE NATIONAL CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky (State or other jurisdiction of incorporation or organization)	61-0979818 IRS Employer Identification No.
346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)
(606) 432-1414 (Registrant's telephone number)

Pikeville National Corporation
Savings and Employee Stock Ownership Plan

Audited Financial Statements

For the years ended December 31, 2000 and 1999

Contents

Independent Auditors' Reports	1-2
Audited Financial Statements:
Statement of Net Assets Available for Benefits	3-4
Statement of Changes in Net Assets Available for Benefits	5-6
Notes to Financial Statements	7-10
Supplemental Schedules:
Schedule of Assets Held for Investment Purposes	11
Schedule of Reportable Transactions	12
Consent of Independent Auditors:
Deloitte & Touche LLP	Exhibit 1
Ernst & Young LLP	Exhibit 2
Schedules Omitted:
The following schedules are omitted because of the absence of conditions under which they are required:
Obligations in Default
Leases in Default

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Community Trust Bancorp, Inc.
Pikeville, Kentucky

    We have audited the statement of net assets available for benefits of Pikeville National Corporation Savings and Employee Stock Ownership (Plan) as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Plan's financial statements for the year ended December 31, 1999 were audited by other auditors whose report, dated May 8, 2000, expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such 2000 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

    Our audit was performed for the purpose of forming an opinion on the basic 2000 financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2000 and reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2000 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Louisville, Kentucky
June 25, 2001

INDEPENDENT AUDITORS' REPORT

Community Trust Bancorp, Inc.
Retirement and Employee Benefits Committee

    We have audited the accompanying statement of net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Columbus, Ohio
May 8, 2000

Pikeville National Corporation

Savings and Employee Stock Ownership Plan

Statement of Net Assets Available for Benefits

December 31, 2000

	Participant Directed
	Stock Fund	Federated ARM Fund	Equity Fund	Money Market Fund	Trust Fund	Plan Totals
Assets
Cash	$22,001	$5,883	$28,347	$8,000	$30,359	$94,590
Investments at fair value:
Community Trust Bancorp, Inc. common stock	8,085,098	0	0	0	5,039,397	13,124,495
U.S. Government obligations	0	52,688	0	0	0	52,688
Mutual funds	0	1,500,000	6,212,931	0	0	7,712,931
Common stock	0	0	4,249	0	0	4,249
Cash equivalents	90,485	66,268	78,288	2,783,984	103,438	3,122,463

Total assets	8,197,584	1,624,839	6,323,815	2,791,984	5,173,194	24,111,416
Accrued interest and dividends receivable	110,262	1,587	640	15,767	67,763	196,019

Net assets available for benefits	$8,307,846	$1,626,426	$6,324,455	$2,807,751	$5,240,957	$24,307,435

See notes to financial statements.

Pikeville National Corporation
Savings and Employee Stock Ownership Plan
Statement of Net Assets Available for Benefits
December 31, 1999

	Participant Directed
	Stock Fund	Federated ARM Fund	Equity Fund	Money Market Fund	Trust Fund	Plan Totals
Assets
Cash	$0	$0	$0	$0	$0	$0
Investments at fair value:
Community Trust Bancorp, Inc. common stock	9,231,440	0	0	0	5,281,880	14,513,320
U.S. Government obligations and mortgage backed securities	0	1,313,807	0	0	0	1,313,807
Mutual funds	0	0	2,534,703	0	0	2,534,703
Common stock	0	0	4,144,965	0	0	4,144,965
Cash equivalents	313,674	6,894	56,593	2,654,477	196,433	3,228,071

Total assets	9,545,114	1,320,701	6,736,261	2,654,477	5,478,313	25,734,866
Accrued interest and dividends receivable	93,367	16,597	5,940	12,719	53,905	182,528

Net assets available for benefits	$9,638,481	$1,337,298	$6,742,201	$2,667,196	$5,532,218	$25,917,394

See notes to financial statements.

Pikeville National Corporation
Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2000

	Participant Directed
	Stock Fund	Federated ARM Fund	Equity Fund	Money Market Fund	Trust Fund	Plan Totals
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(1,866,931)	$73,366	$(842,090)	$0	$(1,038,938)	$(3,674,593)
Interest and dividends	414,863	88,127	94,775	173,612	251,948	1,023,325

Total investment income	(1,452,068)	161,493	(747,315)	173,612	(786,990)	(2,651,268)
Contributions—participants	488,266	106,254	541,055	156,021	0	1,291,596
Contributions—employer	215,315	48,152	235,524	70,033	829,191	1,398,215

Total additions, net	(748,487)	315,899	29,264	399,666	42,201	38,543
Interfund transfers, net	26,309	27,573	(78,998)	25,116	0	0
Deductions from net assets attributed to—
Distributions paid to participants and beneficiaries	(608,457)	(54,344)	(368,012)	(284,227)	(333,462)	(1,648,502)

Net increase (decrease)	(1,330,635)	289,128	(417,746)	140,555	(291,261)	(1,609,959)
Net assets available for benefits at beginning of year	9,638,481	1,337,298	6,742,201	2,667,196	5,532,218	25,917,394

Net assets available for benefits at end of year	$8,307,846	$1,626,426	$6,324,455	$2,807,751	$5,240,957	$24,307,435

See notes to financial statements.

Pikeville National Corporation
Savings and Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999

	Participant Directed
	Stock Fund	Federated ARM Fund	Equity Fund	Money Market Fund	Trust Fund	Plan Totals
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(651,243)	$(77,656)	$840,055	$0	$(386,478)	$(275,322)
	367,322	78,952	168,675	141,110	210,468	966,527

Total investment income	(283,921)	1,296	1,008,730	141,110	(176,010)	691,205
Contributions—participants	543,392	116,976	499,747	160,469	0	1,320,584
Contributions—employer	392,099	52,747	216,486	71,940	887,448	1,620,720

Total additions, net	651,570	171,019	1,724,963	373,519	711,438	3,632,509
Interfund transfers, net	152,724	(14,502)	(276,031)	137,809	0	0
Deductions from net assets attributed to—
Distributions paid to participants and beneficiaries	(701,581)	(177,254)	(680,288)	(324,053)	(519,967)	(2,403,143)

Net increase (decrease)	102,713	(20,737)	768,644	187,275	191,471	1,229,366
Net assets available for benefits at beginning of year	9,535,768	1,358,035	5,973,557	2,479,921	5,340,747	24,688,028

Net assets available for benefits at end of year	$9,638,481	$1,337,298	$6,742,201	$2,667,196	$5,532,218	$25,917,394

See notes to financial statements.

Pikeville National Corporation
Savings and Employee Stock Ownership Plan

Notes to Financial Statements

For the Years Ended December 31, 2000 and 1999

1.  Description of Plan

    The following brief description of the Pikeville National Corporation Savings and Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

    The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (the "Corporation") and all participating subsidiaries, which include Community Trust Bank, N.A. and Trust Company of Kentucky, N.A. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

    An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve months of employment (or at least 1,000 hours service).

Contributions

    A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions. For 2000 and 1999, the maximum amount of voluntary contributions shall be the lesser of $10,000 or 12% of the participant's compensation for the plan year. During 2000 and 1999, the Corporation made matching contributions equal to 50% of the first 8% of each participant's deferred compensation contributions for the plan year, up to a total of 4% of such participant's compensation. Each participating subsidiary may, at the discretion of each Board of Directors, contribute an additional percentage of covered employees' gross wages. No additional contributions were made in 2000 or 1999.

    In addition, each year the Corporation will contribute to the Plan an amount no less than 3% of the compensation of each participant. These contributions are non-participant directed and are made directly to the Trust Fund each bi-weekly payroll period (see Note 3). During 2000 and 1999, the contribution percentage was 4%.

Participants' Accounts

    Each participant's account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution. Earnings or losses on the investments are allocated in proportion to the participant's interest therein.

    Each participant is entitled to exercise voting rights attributable to the shares of Community Trust Bancorp, Inc. common stock allocated to his or her account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised. The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant. The trustee votes shares for which a participant has given no instructions.

Vesting

    Vesting of an employee's interest is 100% in cases of normal retirement at age sixty-five, death or total disability. If a participant's employment ceases for any other reason, the full value of his account is payable to him if he has completed five or more years of service. A participant who has completed less than five years of service is entitled to the full value of his account less the value of the employer contributions. Forfeited employer contributions are redistributed to active participants.

Payment of Benefits

    Generally, participants' account balances will be distributed to the participant or his beneficiary in a single lump sum.

Concentration of Credit Risk

    Plan assets are invested in various financial instruments that contain some degree of credit risk. The Plan does not maintain collateral or other security to support these investments.

2.  Summary of Significant Accounting Policies

Basis of Accounting

    The accounting records of the Plan are maintained on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recognized on the trade date basis.

Valuation of Investments

    Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period. Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

3.  Investments

    All amounts contributed to the Plan at December 31, 2000 are held by the trustee, Trust Company of Kentucky, and are invested in five separate investment funds as described below.

Participant Directed Funds

    Stock Fund: The fund consists primarily of Community Trust Bancorp, Inc. common stock.

    Federated ARM Fund: The fund is primarily invested in a bond mutual fund.

    Equity Fund: The fund is primarily invested in equity mutual funds.

    Money Market Fund: The fund is primarily invested in short-term interest bearing money market accounts.

    Each participant must allocate the contributions made on their behalf and the balances in their account among the foregoing funds in increments of 10%. In the absence of an allocation, all of a participant's contributions will be invested in the Money Market Fund.

Non-Participant Directed Fund

    Trust Fund:  The fund consists primarily of Community Trust Bancorp, Inc. common stock.

    The fair value of individual investments that represent 5 percent or more of the Plan's net assets are as follows as of December 31, 2000 and 1999:

	2000 Fair Value	1999 Fair Value
Community Trust Bancorp, Inc. Common Stock, 882,319 (2000) and 725,666 (1999) shares	$13,124,495	$14,513,320
Financial Square Governmental Fund, 3,122,463 (2000) and 3,228,071 (1999) shares	$3,122,463	$3,228,071
Vanquard Bond Index Fund, 150,604 units	$1,500,000	$—

4.  Income Tax Status

    The Internal Revenue Service ruled on April 4, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the Internal Revenue Service ruling. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.  Plan Termination

    Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

6.  Party-In-Interest Transactions

    Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Immaterial professional fees for the audit of the Plan are paid by the Corporation.

    The Plan held the following party-in-interest investments (at fair value) at December 31:

	2000	1999
Community Trust Bancorp, Inc. Common Stock	$13,124,495	$14,513,320

7.  Terminated Participants

    Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $3,631,433 and $520,389 at December 31, 2000 and 1999, respectively.

Pikeville National Corporation

Savings and Employee Stock Ownership Plan

Item 27a—Schedule of Assets Held for Investment Purposes

December 31, 2000

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares	Current Value
United States Government Obligations
US Treasury Bonds	$50,000 principal amount, 6% due February 15, 2026	$52,688

		52,688
Mutual Funds
BT Investment Funds International Equity Fund	Equity Mutual Fund, 12,528 units	317,091
T. Rowe Price International Stock Fund	Equity Mutual Fund, 51,218 units	743,680
T. Rowe Price Midcap Growth Fund	Equity Mutual Fund, 17,110 units	680,823
Vanguard Index 500 Portfolio	Equity Mutual Fund, 33,276 units	4,017,034
Vanguard Index TR #859 Midcap Portfolio	Equity Mutual Fund, 37,207 units	454,303
Vanguard Bond Index Fund #84	Bond Mutual Fund, 150,604 units	1,500,000

		7,712,931
Cash Equivalents
Financial Square Government Fund	Money Market Fund, 3,122,463 shares	3,122,463

		3,122,463
Common Stocks
Avaya Inc.	Common Stock, 412 shares	4,249
Community Trust Bancorp, Inc.*	Common Stock, 882,319 shares	13,124,495

		13,128,744
Total assets held for investment purposes		$24,016,826

*
Indicates a party-in-interest to the plan.

Pikeville National Corporation

Savings and Employee Stock Ownership Plan

Item 27d—Schedule of Reportable Transactions

Year ended December 31, 2000

	Description of Asset Including Interest Rate and Maturity in Case of a Loan
		Purchases		Sales
Identity of Party Involved		Number of Transactions	Dollar Value of Purchase	Number of Transactions	Dollar Value of Sales	Net Gain (Loss)
Series of Transactions in excess of 5%
*Community Trust Bancorp, Inc.	Common Stock	94	$960,474	14	$164,019	$(12,579)

*
Indicates a party-in-interest to the plan.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.
Date: June 29, 2001	By:	/s/ JEAN R. HALE Jean R. Hale Vice President, President, and Chief Executive Officer
/s/ KEVIN STUMBO Kevin Stumbo Senior Vice President Controller
/s/ KENNETH R. EARLEY Kenneth R. Earley Senior Vice President Director of Human Resources

QuickLinks

Contents
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
Statement of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Item 27a—Schedule of Assets Held for Investment Purposes
Item 27d—Schedule of Reportable Transactions
SIGNATURES